4-1200 Waverley Street
Winnipeg, Manitoba, Canada
R3T 0P4

Phone: 204-487-7412 Fax: 204-488-9823

VIA SEDAR

April 13, 2006

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobilieres du Quebec
Nova Scotia Securities Commission
New Brunswick Securities Commission
Newfoundland and Labrador Securities Commission
Prince Edward Island Securities Commission
Toronto Stock Exchange

Attn: Statutory Filings

Dear Sir/Madame:

Re:           Medicure Inc. (the “Company”) Mailing of Third Quarter Financial Statements

We confirm that on April 13, 2006 the interim financial statements, issued by the Company for the three and nine month periods ended February 28, 2006 were forwarded by mail to all shareholders on the Company’s registered mailing list maintained in accordance with National Instrument 54-101.

Yours truly,

Medicure Inc.

“Derek Reimer”

Derek Reimer
Chief Financial Officer